Mail Stop 4561

      					February 14, 2007

William A. Shopoff
Chief Executive Officer
Shopoff Properties Trust, Inc.
8951 Research Drive
Irvine, California  92618

Re:	Shopoff Properties Trust, Inc.
	Amendment No. 1 to Registration Statement on Form S-11
	Filed January 25, 2007
      File No. 333-139042

Dear Mr. Shopoff:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Our Structure, page 2

1. Please disclose in the table that William Shopoff owns The
Shopoff
Revocable Trust.  In addition, please disclose who controls
Shopoff
Investors, L.P.

Compensation Table, page x
2. We note from page 100 that the Advisor`s incentive distribution is equal to 50% of "Distributable Cash" which includes distributable cash from operations and financing proceeds in addition to the disposition proceeds that have been disclosed. Further, we note that
Distributable Cash may be distributed periodically. Please revise the description of the Subordinated Participation in Net Sales Proceeds on page xiii to indicate that this may not be solely a distribution that occurs in the "disposition/ liquidation stage."

Certain Relationships and Related Party Transactions, page 50
3. Please include the disclosure required by Item 404(b) of Regulation S-K.

Completed Programs, page 60
4. We note numerous references to your prior programs offering "separate undivided interests." Please provide additional disclosure of the rights and responsibilities of a "separate undivided interest," including whether the investor holds an interest in the pool or in the limited partnership that owns the pool.
5. Please provide additional disclosure regarding TSG Fund I, L.P. It appears from the disclosure that $3.2 million in proceeds were raised from the sale of undivided interests to loan to Mr. Shopoff.
Please clarify, if true, that these were "undivided interests" in a loan, the terms of the loan, and the purpose of the loan. Institutional Programs..., page 75
6. We note your response to comment 34. We also note that there is a narrative discussion of these investments beginning on page 60, and that you believe that the sponsor`s performance in these investments is relevant to an investor in this offering. However, we do not believe that these investments should be included in the prior performance tables as these tables are formatted to address the results of prior "programs." Since the sponsor did not conduct an offering to investors for the purpose of financing these investments, we do not believe that they are programs for purposes of the tables, and their inclusion may be confusing to an investor. Please revise the tables accordingly.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations

Critical Accounting Policies, page 84
7. We have read your disclosure provided in response to prior comment
35. This disclosure appears to duplicate your summary of significant accounting policies provided in the notes to the financial statements. Where applicable, please expand your discussion to specifically address why your critical accounting policies bear the risk of change and discuss the nature of uncertainty surrounding your assumptions. Refer to the guidance in FR-72.
8. Based upon your disclosure on page 37, we note that you may invest in limited partnerships, general partnerships and other joint venture arrangements. Please disclose as a critical accounting policy how you will evaluate investments for potential variable interests pursuant to FIN 46R. Describe the manner in which you plan to account for future joint venture investments and explain the measurement by which significant influence will be assessed.

Glossary of Terms, B-2
9. While the term "program" is not defined in Industry Guide 5, it is implicit from the definition of "public programs" and the prior performance tables that a program includes an offering by the sponsor of securities, the proceeds of which are to be used for investments.
Please revise your definition accordingly.

Prior Performance Tables, page B-4
10. We note your response to comment 40. We also note that you have revised the date the offering ended for White Rock to December 31, 2005. Please confirm to us that the private offering of securities for each of the White Rock programs ended on December 31, 2005. Whether or not the programs received additional financing from other sources, such as advances from the sponsor or bank financing is not relevant to the question of when the offering ended. Programs that ended their offerings before the last three years should not be included in tables I-III.
11. Please advise us whether the property sale by MRF-WFBB described on page 62 has been included in Table V.

Exhibit 8.1

12. The limitation on reliance in the last paragraph is not appropriate because investors in the offering must be able to rely on the opinion. Please provide a revised opinion that omits the limitation on reliance.

*  *  *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Rachel Zablow at 202-551-3428 or Cicely LaMothe, Accounting Branch Chief, at 202-551-3413 if you have questions regarding comments on the financial statements and related matters. Please contact Michael McTiernan at 202-551-3852 or me at
202-551-3495 with any other questions.

Sincerely,



Elaine Wolff
Branch Chief

cc:	Mark Kelson, Esq. (via facsimile)
	Manatt, Phelps & Phillips, LLP


William A. Shopoff
Shopoff Properties Trust, Inc.
February 14, 2007
Page 1